United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-31992

INTERACTIVE BRAND DEVELOPMENT, INC.

5933 W Hillsboro Rd #155

Parkland, FL 33067

954.675.9865

a Delaware Corporation

 (Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 294

Pursuant to the requirements of the Securities Exchange Act of 1934 INTERACTIVE BRAND DEVELOPMENT, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 11, 2008	By:	/s/ Steve Markley
		Name:	Steve Markley
		Title:	Chief Executive Officer